July 24, 2018

Paul Richerdson
Group Chief Financial Officer
WPP plc
27 Farm Street
London, United Kingdom, W1J 5RJ

       Re: WPP plc
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           File Number 001-38303

Dear Mr. Richerdson:

       We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects
Operating Sector, page 16

1. We note that you disclose headline PBIT by segment in your segment footnote on page F-
      14. On page 15 you also state that, "Performance of the Group's businesses is reviewed by management based on headline PBIT." If headline PBIT is your measure of profit or loss for segment reporting, please include an analysis of it in your operating results discussion.
General

2. In a letter to the staff dated July 31, 2015, you discussed your indirect minority ownership
 Paul Richerdson
WPP plc
July 24, 2018
Page 2
      interests in two Syrian companies and a WPP unit's purchase of media space in Syria.
      The WPP.com website indicates that your subsidiary Ogilvy has an office in Syria.
      Additionally, you provide revenue figures, on pages 8 and 15 and elsewhere in the 20-F, for geographic areas including Africa and the Middle East, regions that include Sudan and
      Syria.

      As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.
      Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Carlos
Pacho, Senior Assistant Chief Accountant at 202-551-3835 if you have any questions.


FirstName LastNamePaul Richerdson
                                                             Division of
Corporation Finance
Comapany NameWPP plc
                                                             Office of
Telecommunications
July 24, 2018 Page 2
cc:       Andrea Harris, Esq.
FirstName LastName